UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Optical Communication Products, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

68382T 10 1 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP NO. 68382T 10 1	13G/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Muoi Van Tran

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable.

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,711,046 (1) 6. SHARED VOTING POWER 13,879,760 (2) 7. SOLE DISPOSITIVE POWER 3,711,046 (1) 8. SHARED DISPOSITIVE POWER 13,879,760 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,590,806 (1)(2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4% (3)

12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68382T 10 1	13G/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tracy Tam Trang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable.

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 13,879,760 (2) 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 13,879,760 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,879,760 (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6% (4)

12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68382T 10 1	13G/A	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tran Family Trust dated June 26, 1997

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable.

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 13,758,760 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 13,758,760 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,758,760

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (4)

12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 68382T 10 1	13G/A	Page 5 of 8 Pages

Item 1(a)	Name of Issuer:

Optical Communication Products, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

20961 Knapp Street

Chatsworth, California 91331

Item 2(a)	Name of Person Filing:

Muoi Van Tran, Tracy Tam Trang, and Tran Family Trust

Item 2(b)	Address of Principal Business Offices or, if none, Residence:

20961 Knapp Street

Chatsworth, California 91331

Item 2(c)	Citizenship

Muoi Van Tran – United States Tracy Tam Trang – United States Tran Family Trust – California

Item 2(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

68382T 10 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: Shares	Muoi Van Tran (1)(2) – 17,590,806

Tracy Tam Trang (2) – 13,879,760

Tran Family Trust – 13,758,760

(b)	Percent of Class: %	Muoi Van Tran (3) – 15.4%

Tracy Tam Trang (4) – 12.6%

Tran Family Trust (4) – 12.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Muoi Van Tran (1) – 3,711,046

Tracy Tam Trang – 0

Tran Family Trust – 13,758,760

(ii)	shared power to vote or to direct the vote:

Muoi Van Tran (2) – 13,879,760

Tracy Tam Trang (2) – 13,879,760

Page 5 of 8 pages

CUSIP NO. 68382T 10 1	13G/A	Page 6 of 8 Pages

Tran Family Trust – 0

(iii) sole power to dispose or to direct the disposition of:

Muoi Van Tran (1) – 3,711,046

Tracy Tam Trang – 0

Tran Family Trust – 13,758,760

(iv) shared power to dispose or to direct the disposition of:

Muoi Van Tran (2) – 13,879,760

Tracy Tam Trang (2) – 13,879,760

Tran Family Trust – 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2003

Date:

/s/    Muoi Van Tran

(Signature)
Muoi Van Tran

/s/    Tracy Tam Trang

Tracy Tam Trang

TRAN FAMILY TRUST

/s/    Muoi Van Tran

Muoi Van Tran, Co-Trustee

/s/    Tracy Tam Trang

Tracy Tam Trang, Co-Trustee

Page 6 of 8 pages

CUSIP NO. 68382T 10 1	13G/A	Page 7 of 8 Pages

(1) Consists of: (i) 300,000 shares of Class A common stock held by Muoi Van Tran and (ii) options to purchase 3,411,046 shares of Class A common stock, all of which are presently exercisable or exercisable within 60 days of December 31, 2002.

(2) Consists of: (i) 13,758,760 shares of Class A common stock held by Muoi Van Tran and Tracy Tam Trang, as Co-Trustees of the Tran Family Trust dated June 26, 1997, (ii) 40,000 shares of Class A common stock held by Muoi Van Tran and Tracy Tam Trang, as Co-Trustees of the Tiffany Tam Tran Irrevocable Trust dated October 1, 2000, (iii) 40,000 shares of Class A common stock held by Muoi Van Tran and Tiffany Tam Trang, as Co-Trustees of the Nicholas Nam Tran Irrevocable Trust dated October 1, 2000 and (iv) 41,000 shares of Class A common stock held by Muoi Van Tran’s and Tracy Tam Trang’s children each of whom share such persons’ household. Muoi Van Tran and Tracy Tam Trang each has shared voting and dispositive power with respect to the shares held by the Tran Family Trust, the Tiffany Tam Tran Irrevocable Trust, the Nicholas Nam Tran Irrevocable Trust and their children.

(3) Calculated based on (i) 44,513,923 shares of Class A common stock outstanding as of December 31, 2002, (ii) the conversion of 66,000,000 shares of Class B common stock outstanding as of December 31, 2002 into an equivalent number of Class A common stock and (iii) the exercise of all options currently exercisable or exercisable within 60 days of December 31, 2002 held by Muoi Van Tran.

(4) Calculated based on (i) 44,513,923 shares of Class A common stock outstanding as of December 31, 2002 and (ii) the conversion of 66,000,000 shares of Class B common stock outstanding as of December 31, 2002 into an equivalent number of Class A common stock.

Page 7 of 8 pages

CUSIP NO. 68382T 10 1	13G/A	Page 8 of 8 Pages

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1)    The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G/A to which this Exhibit is attached and such Schedule 13G/A is filed on behalf of the undersigned and each other person executing this Agreement; and

(2)    The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date: January 28, 2003	Signature:	/s/ Muoi Van Tran
	Name:	Muoi Van Tran

	Signature:	/s/ Tracy Tam Trang
	Name:	Tracy Tam Trang

TRAN FAMILY TRUST

	Signature:	/s/ Muoi Van Tran
	Name:	Muoi Van Tran
	Title:	Co-Trustee

	Signature:	/s/ Tracy Tam Trang
	Name:	Tracy Tam Trang
	Title:	Co-Trustee

Page 8 of 8 pages